SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      ------------------------------------


                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    Under the Securities Exchange Act of 1934



                               HEALTHEXTRAS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    422211102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Health Partners
                               54 Thompson Street
                            New York, New York 10012
                           Attention: David A. Spuria
                                 (212) 965-0800
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                  June 6, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]



33560.0001

========== ==============================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               HEALTH PARTNERS
---------- ----------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a) [ ]
                                                                                              (b) [X]

---------- ----------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              00 - CONTRIBUTIONS FROM PARTNERS
---------- ----------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                               [ ]

---------- ----------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -------------------------------------------
                                                    8         SHARED VOTING POWER

                                                                       1,803,940
--------------------------------------------------- --------- -------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                                               0
--------------------------------------------------- --------- -------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                                       1,803,940
---------- ----------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,803,940
---------- ----------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                             [ ]

---------- ----------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.2%
---------- ----------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
========== ==============================================================================================


                                       2

========== ==============================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               CAPITAL Z FINANCIAL SERVICES FUND II, L.P.*
---------- ----------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a) [ ]
                                                                                              (b) [X]

---------- ----------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                 NOT APPLICABLE
---------- ----------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                               [ ]

---------- ----------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -------------------------------------------
                                                    8         SHARED VOTING POWER

                                                                      1,803,940*
--------------------------------------------------- --------- -------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                                               0
--------------------------------------------------- --------- -------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                                      1,803,940*
---------- ----------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,803,940*
---------- ----------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                               [ ]

---------- ----------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.2%
---------- ----------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
========== ==============================================================================================



* SOLELY IN ITS CAPACITY AS GENERAL PARTNER OF HEALTH PARTNERS.





                                       3

========== ==============================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               CAPITAL Z PARTNERS, L.P.*
---------- ----------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a) [ ]
                                                                                              (b) [X]

---------- ----------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                 NOT APPLICABLE
---------- ----------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                 [ ]

---------- ----------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -------------------------------------------
                                                    8         SHARED VOTING POWER

                                                                      1,803,940*
--------------------------------------------------- --------- -------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                                               0
--------------------------------------------------- --------- -------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                                      1,803,940*
---------- ----------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,803,940*
---------- ----------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                [ ]

---------- ----------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.2%
---------- ----------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
========== ==============================================================================================


* SOLELY IN ITS CAPACITY AS THE SOLE GENERAL PARTNER OF CAPITAL Z FINANCIAL
SERVICES FUND II, L.P.




                                        4

========== ==============================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               CAPITAL Z PARTNERS, LTD.*
---------- ----------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a) [ ]
                                                                                              (b) [X]

---------- ----------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                 NOT APPLICABLE
---------- ----------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                               [ ]

---------- ----------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -------------------------------------------
                                                    8         SHARED VOTING POWER

                                                                      1,803,940*
--------------------------------------------------- --------- -------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                                               0
--------------------------------------------------- --------- -------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                                      1,803,940*
---------- ----------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,803,940*
---------- ----------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                              [ ]

---------- ----------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.2%
---------- ----------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
========== ==============================================================================================



* SOLELY IN ITS CAPACITY AS THE SOLE GENERAL PARTNER OF CAPITAL Z PARTNERS, L.P.

ITEM 1.     SECURITY AND ISSUER

            Common Stock, $0.01 par value per share (the "Common Stock")

            HealthExtras, Inc. (the "Company")
            2275 Research Boulevard, 7th Floor
            Rockville, Maryland  20850

ITEM 2.     IDENTITY AND BACKGROUND

            (a)   Name of Person(s) Filing this Statement (the "Filing
                  Parties"):

                  Health Partners, a Bermuda general partnership ("Health Partners");

                  Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II");

                  Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."); and

                  Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.").


            (b)   Residence or Business Address:

                  The principal business address of the Filing Parties is 54 Thompson Street, New York, New York 10012.

            (c)   Present Principal Occupation:

                  Health Partners is a general partnership that invests in the securities of healthcare services companies and related businesses. Capital Z Fund II is a private equity fund formed to engage in the investment in securities of financial services entities and serves as a general partner of Health Partners. Capital Z L.P. is a business entity formed to serve as the sole general partner of Capital Z Fund II. Capital Z Ltd. is a business entity formed to serve as the sole general partner of Capital Z L.P.

            (d)   Convictions in Criminal Proceedings during the last 5 Years:

                  None of the Filing Parties has been convicted in a criminal proceeding during the last 5 years.

            (e)   Proceedings involving Federal or State Securities Laws:

                  None of the Filing Parties has, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

            (f)   Citizenship:

                  Each of the Filing Parties is organized under the jurisdiction indicated in paragraph (a) of this Item 2.

        Other Information

                  The attached Schedule I is a list of all of the general partners of Health Partners that are not also Filing Parties, which contains the following information with respect to each entity:

                        (i)    name;

                        (ii)   jurisdiction of organization;

                        (iii)  principal business address; and

                        (iv)   present principal occupation.

                  The attached Schedule II is a list of the directors and executive officers of Capital Z Ltd., which contains the following information with respect to each person:

                        (i)    name;

                        (ii)   principal business address; and

                        (iii)  present principal occupation or employment.

                  None of the entities or persons identified on Schedule I or
        Schedule II hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the entities or persons identified on Schedule I or Schedule II hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person identified on Schedule II hereto is a United States citizen, except for Laurence W. Cheng, who is a citizen of Canada.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS

           As more fully described in Item 6 below, on May 27, 1999, Capital Z Healthcare Holding Corp. ("Capital Z Healthcare") initially invested $5.0 million in HealthExtras, LLC in exchange for a 20% ownership interest in HealthExtras, LLC. Health Partners, the sole shareholder of Capital Z Healthcare, used contributions from its partners to fund the purchase of Capital Z Healthcare's interest in HealthExtras, LLC. Such partners, in turn, used contributions from their respective partners to fund such contributions to Health Partners.

ITEM 4.    PURPOSE OF TRANSACTION

           On June 6, 2001, Health Partners effected a distribution of 2,000,000 shares of the Common Stock of the Company to its partners. Such partners, in turn, distributed such shares to their respective partners and/or members.

           Prior to such distribution, Health Partners effected certain sales of shares of Common Stock of the Company in reliance on Rule 144 under the Securities Act of 1933, as amended. The respective dates, amounts and per share prices of such sales are attached on Schedule III.

           The Filing Parties consummated their original purchase of shares described herein in order to acquire a significant interest in the Company and for investment purposes. Subject to market conditions and other factors, the Filing Parties or their affiliates may acquire or dispose of the Common Stock of the Company from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company or may effect other similar agreements or transactions.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER

           (a) and (b) Each of the Filing Parties may be deemed to beneficially own in the aggregate 1,803,940 shares of the Common Stock of the Company by virtue of Health Partners' ownership of the Common Stock of the Company. With respect to such shares of Common Stock, (i) none of the Filing Parties has the sole power to vote or to direct the vote, or to dispose or to direct the disposition, of such shares, and (ii) each of the Filing Parties has the shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such shares. The aggregate number of shares of Common Stock covered by this Schedule 13D represents approximately 6.2% of the outstanding shares of Common Stock (based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and based on the number of shares of Common Stock outstanding as contained in the Company's most recently available filing with the Securities and Exchange Commission).

           Each of the Filing Parties disclaims beneficial ownership of all securities covered by this Schedule 13D not owned of record by it.

           (c) Except as set forth herein, to the knowledge of the Filing Parties with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

           (d) None.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

           On May 27, 1999, Capital Z Healthcare invested $5.0 million in HealthExtras, LLC in exchange for a 20% ownership interest in HealthExtras, LLC. Pursuant to that certain Reorganization Agreement (the "Reorganization Agreement"), dated as of December 9, 1999, by and among the Company, HealthExtras, LLC and Capital Z Healthcare, Capital Z Healthcare merged with and into the Company and, immediately thereafter, HealthExtras, LLC merged with and into the Company. As a result of such mergers, Health Partners, the sole stockholder of Capital Z Healthcare, owned 4,420,000 shares of Common Stock.

           In connection with the transactions contemplated by the Reorganization Agreement, Health Partners entered into that certain Stockholders Agreement (the "Stockholders Agreement"), dated as of December 9, 1999, by and among the Company, Health Partners and Highland Investments, LLC ("Highland"). Pursuant to the Stockholders Agreement, as more fully described in Article 3 thereof, the parties agreed that the Board of Directors of the Company would initially consist of nine individuals (subject to certain exceptions and adjustments) and that Health Partners would be entitled to designate two directors. The Stockholders Agreement, as more fully described therein, also contains provisions regarding registration rights, tag-along rights, rights of first offer and preemptive rights with respect to certain sales of Common Stock.

           Also in connection with the transactions contemplated by the Purchase Agreement, Health Partners, Highland and the Company entered into that certain Registration Rights Agreement (the "Registration Rights Agreement"), dated as of December 17, 1999. As more fully described in the Registration Rights Agreement, the Company granted to Health Partners and Highland four demand registration rights and certain other incidental registration rights with respect to offerings made by the Company under the Securities Act of 1933, as amended.

           The descriptions of the Reorganization Agreement, the Stockholders Agreement, and the Registration Rights Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are incorporated by reference herewith as Exhibits 99(a), 99(b) and 99(c), respectively.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

                99(a) Reorganization Agreement, dated as of December 9, 1999, by and between the Company, HealthExtras, LLC and Capital Z Healthcare.*

                99(b) Stockholders Agreement, dated as of December 9, 1999, by and among the Company, Health Partners and Highland Investments, LLC.*

                99(c) Registration Rights Agreement, dated as of December 17, 1999, by and among the Company, Health Partners and Highland Investments, LLC.*

                * Incorporated by reference to the form of such agreement included in the Company's Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on October 20, 1999.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Date:  June 18, 2001


                             HEALTH PARTNERS

                             By:  Capital Z Financial Services Fund II, L.P.,
                                     its General Partner

                             By:  Capital Z Partners, L.P., its General Partner

                             By:  Capital Z Partners, Ltd., its General Partner


                             By: /s/ David A. Spuria
                                 ----------------------------------------------
                                 David A. Spuria
                                 General Counsel,
                                 Vice President of Administration and Secretary

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Date:  June 18, 2001


                             CAPITAL Z FINANCIAL SERVICES
                             FUND II, L.P.

                             By:  Capital Z Partners, L.P., its General Partner

                             By:  Capital Z Partners, Ltd., its General Partner


                             By: /s/ David A. Spuria
                                 -----------------------------------------------
                                 David A. Spuria
                                 General Counsel,
                                 Vice President of Administration and Secretary

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Date:  June 18, 2001



                              CAPITAL Z PARTNERS, L.P.

                              By:  Capital Z Partners, Ltd., its General Partner

                              By: /s/ David A. Spuria
                                  ----------------------------------------------
                                  David A. Spuria
                                  General Counsel,
                                  Vice President of Administration and Secretary

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          Date:  June 18, 2001


                          CAPITAL Z PARTNERS, LTD.

                          By: /s/ David A. Spuria
                              -----------------------------------------------
                              David A. Spuria
                              General Counsel,
                              Vice President of Administration and Secretary

                                                                   SCHEDULE I

                    OTHER GENERAL PARTNERS OF HEALTH PARTNERS

           Capital Z Financial Services Private Fund II, L.P. ("Private Fund II"), a Bermuda limited partnership that was formed to engage in the investment in securities of financial service entities, is a general partner of Health Partners. The principal business address of Private Fund II is 54 Thompson Street, New York, New York 10012.

           International Managed Care Advisors, Inc. ("IMCA"), a Delaware corporation that was formed to invest in and advise healthcare services companies, is a general partner of Health Partners. The principal business address of IMCA is 54 Thompson Street, New York, New York 10012.

                                                                  SCHEDULE II

                            CAPITAL Z PARTNERS, LTD.

Name, business address and present principal occupation or employment of the directors and executive officers:

Steven M. Gluckstern
Director
54 Thompson Street
New York, New York  10012

Robert A. Spass
Chairman of the Board
54 Thompson Street
New York, New York  10012

Laurence W. Cheng
CEO and Director
54 Thompson Street
New York, New York  10012

Bradley E. Cooper
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Mark K. Gormley
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Scott M. Delman
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

David A. Spuria
General Counsel, Vice President of Administration and Secretary
54 Thompson Street
New York, New York  10012

Roland V. Bernardon
Chief Financial Officer, Treasurer and Assistant Secretary
54 Thompson Street
New York, New York  10012

                                                                  SCHEDULE III


                         SALES OF SHARES OF COMMON STOCK


     DATE                   NUMBER OF SHARES                 PER SHARE PRICE
     ----                   ----------------                 ---------------

    1/19/01                           500                       4.0000
    1/22/01                         3,500                       4.0000
    1/25/01                           500                       4.0000
    1/30/01                        80,500                       4.4309
    1/31/01                        82,205                       4.2347
     2/1/01                        20,450                       4.1494
     2/2/01                         4,800                       4.0322
     2/5/01                        20,000                       4.1009
     2/6/01                        20,000                       4.1444
     2/7/01                         1,000                       4.1875
     2/7/01                        40,000                       4.0625
     2/8/01                         6,545                       4.0104
     5/2/01                         3,300                       7.9000
     5/3/01                        12,000                       7.8513
     5/4/01                        13,600                       8.0662
     5/7/01                         4,000                       7.9813
     5/8/01                         4,000                       7.9513
     5/9/01                        16,000                       8.5863
    5/10/01                        18,000                       8.6511
    5/11/01                        14,400                       8.7185
    5/14/01                         3,700                       8.6430
    5/15/01                         4,000                       8.6350
    5/16/01                        37,000                       9.1200
    5/17/01                        81,000                       9.1670
    5/18/01                        13,400                       9.1428
    5/21/01                        16,000                       9.0981
    5/22/01                        24,700                       9.0743
    5/23/01                        16,760                       9.1277
    5/24/01                        10,000                       9.1423

                                  Exhibit Index
                                  -------------


   Name of Exhibit                                                  Page Number
   ---------------                                                  -----------


        99(a)   Reorganization Agreement, dated as of
                December 9, 1999, by and between the
                Company, HealthExtras, LLC and
                Capital Z Healthcare.*

        99(b)   Stockholders Agreement, dated as of
                December 9, 1999, by and among the
                Company, Health Partners and
                Highland Investments, LLC.*

        99(c)   Registration Rights Agreement, dated as
                of December 17, 1999, by and among the
                Company, Health Partners and
                Highland Investments, LLC.*


        * Incorporated by reference to the form of such agreement included in the Company's Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on October 20, 1999.